UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one)
 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                        For Period Ended: March 31, 1997

      [  ]  Transition Report on Form 10-K
      [  ]  Transition Report on Form 20-F
      [  ]  Transition Report on form 11-K
      [  ]  Transition Report on Form 10-Q
      [  ]  Transition report on form N-SAR

      For the Transition Period Ended: ______________

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FOR. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
      COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION (Official Text)

      Full Name of Registrant:
            Telscape International, Inc.

      Former Name if Applicable:
            N/A

      Address of Principal Executive Office (Street and Number):
            4635 Southwest Freeway, Suite 800

      City, State and Zip code
            Houston, Texas  77027

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PART II - RULES 12B-25 (B) and (C)
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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[X]   (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached, if applicable.

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PART III - NARRATIVE (Official Text)
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State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      During the Registrant's quarter ended March 31, 1997, the senior accountant for the Registrant departed abruptly and there was a delay in finding a suitable solution for the Registrant's accounting requirements. Due to these difficulties, it could not prepare certain accounting information for use in preparation of the first quarter's 10-QSB within 45 days after the quarter's end; accordingly neither the financial statements nor Management's Discussion and Analysis of Financial Operations could be completed within said 45 days without unreasonable effort or expense.

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PART IV - OTHER INFORMATION (Official Text)
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(1) Name and telephone number of person to contact in regard to this notification

      Todd M. Binet           (713)                   968-0968
      (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

      The earnings statement for the quarter ended March 31, 1997 will reflect net losses in excess of ($320,000), as compared to a net loss of ($181,108) for the quarter ended March 31, 1996.

                          Telscape International, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By    TODD M. BINET                       Date:  May 15, 1997
      Todd M. Binet,
      Executive Vice President and
      Chief Financial Officer